Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2015	2014
Earnings:
Income from continuing operations before income tax expense	$1,053	$1,603
Add:
Equity earnings of affiliates	(35)	(379)
Cash distributions received from affiliates	6	3
Fixed charges, excluding capitalized interest	315	341
Amortization of capitalized interest	6	10

Total earnings available for fixed charges	$1,345	$1,578

Fixed charges:
Interest on debt and finance lease charges	$295	$305
Capitalized interest	3	5
Interest element on rental expense	20	36

Total fixed charges	$318	$346

Ratio of earnings to fixed charges	4.2	4.6